IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD COMPLETES SALE OF ITS INTEREST IN THE SADIOLA GOLD MINE

All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, December 30, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announces that the Company, together with joint venture partner, AngloGold Ashanti Limited ("AGA"), have completed the previously announced sale (see news release dated December 23, 2019) of our collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS") to Allied Gold Corp ("Allied Gold") (the "Transaction"). SEMOS' principal asset is the Sadiola Gold Mine, located in the Kayes region of Western Mali.

Prior to the completion of the Transaction ("Completion"), IAMGOLD and AGA each held a 41% interest in SEMOS with the remaining 18% interest held by the Republic of Mali (the "Republic of Mali"). Pursuant to the Transaction and immediately prior to Completion, the Republic of Mali acquired a further 2% interest in SEMOS (1% each from IAMGOLD and AGA) (the "Republic Transaction"). Consequently, upon Completion, IAMGOLD and AGA each sold a 40% interest in SEMOS to Allied Gold.

Immediately prior to the Republic Transaction, a dividend of $20 million was declared and paid by SEMOS pro-rata to its shareholders. IAMGOLD and AGA each received a cash dividend of $8.2 million and the Republic of Mali received a cash dividend of $3.6 million.

Upon Completion, IAMGOLD and AGA received $50 million ($25 million each to IAMGOLD and AGA) from Allied Gold and the Republic of Mali. In addition, within three business days of Completion, IAMGOLD and AGA will receive agreed additional consideration of approximately $3.6 million (approximately $1.8 million each to IAMGOLD and AGA) based upon the amount by which the cash balance of SEMOS at April 30, 2020 was greater than the amount agreed pursuant to the Transaction agreement entered into by IAMGOLD and AGA with Allied Gold in December 2019.

Following Completion, IAMGOLD and AGA remain entitled to the following deferred consideration:

- $25 million ($12.5 million each to IAMGOLD and AGA) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("SSP");
- $25 million ($12.5 million each to IAMGOLD and AGA) upon the production of a further 250,000 ounces from the SSP; and
- $2.5 million ($1.25 million each to IAMGOLD and AGA) in the event a favourable settlement is achieved by SEMOS in ongoing litigation pending before the Malian courts.

Gordon Stothart, President and CEO of IAMGOLD, commented, "We are pleased to complete this transaction, which underpins our commitment and focus on a prudent capital allocation strategy as we embark on a transformational path with the execution on our growth pipeline. The Sadiola mine was the founding cornerstone asset and building block of our Company, and we would like to recognize the Sadiola team, surrounding communities and all stakeholders for their valued support over more than twenty years."

Financial Advisors

TD Securities acted as exclusive financial advisor to IAMGOLD in connection with the Transaction.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint

venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.